

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Joel Klein
Chief Financial Officer
OptimumBank Holdings, Inc.
2929 East Commercial Blvd. Suite 303
Fort Lauderdale, FL 33308

>   **Re: OptimumBank Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 6, 2023**
>   **File No. 000-50755**

Dear Joel Klein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance